Exhibit 99.1

GREAT PANTHER SILVER LIMITED

NOTICE OF SPECIAL MEETING OF SHAREHOLDERS

NOTICE IS HEREBY GIVEN that a special meeting (the “Great Panther Meeting”) of the holders (“Great Panther Shareholders”) of common shares (the “Great Panther Shares”) of Great Panther Silver Limited (“Great Panther” or the “Company”) will be held in Terrace Room B located at the Terminal City Club, 837 West Hastings Street, Vancouver, B.C., at 9:00 a.m. (Vancouver time) on February 11, 2019 for the following purposes:

2.	to consider and pass, with or without variation, an ordinary resolution (the “Great Panther Scheme Resolution”), the full text of which is set out in Appendix B of the accompanying Management Information Circular (as defined below), authorizing and approving the issuance of the Great Panther Shares as consideration for the acquisition of all of the outstanding ordinary shares (the “Beadell Shares”) of Beadell Resources Limited (“Beadell”) pursuant to the terms of the Scheme Implementation Deed dated September 23, 2018 (the “Scheme Implementation Deed”) between Great Panther and Beadell;

3.	to consider, and pass, with or without variation, an ordinary resolution (the “Name Change Resolution”), the full text of which is set out in Appendix C of the accompanying Management Information Circular, authorizing and approving the change of Great Panther’s name to “Great Panther Mining Limited” or such other name as may be determined and acceptable to the board of directors of Great Panther (the “Great Panther Board”) and the applicable regulatory authorities, as more fully described in the accompanying Management Information Circular; and

4.	to transact such other business that may properly come before the Great Panther Meeting or any adjournment or postponement thereof.

This Notice of Meeting is accompanied by the management information circular dated December 21, 2018 (the “Management Information Circular”) and a form of proxy or a voting instruction form (as applicable). Great Panther Shareholders are referred to the Management Information Circular for more detailed information regarding the Great Panther Scheme Resolution and the Name Change Resolution.

The Great Panther Board has fixed January 2, 2019 as the record date (the “Great Panther Record Date”) for purposes of the entitlement to notice of and to vote at the Great Panther Meeting. Great Panther Shareholders of record at the close of business on the Great Panther Record Date are entitled to notice of the Great Panther Meeting and to vote thereat or at any adjournment or postponement thereof. To the extent a Great Panther Shareholder transfers the ownership of any of its Great Panther Shares after the Record Date and the transferee of those Great Panther Shares establishes that it owns those shares and requests at least 10 days before the Great Panther Meeting, to be included in the list of Great Panther Shareholders eligible to vote at such meeting, such transferee will be entitled to vote such shares at such meeting.

Each Great Panther Share entitled to be voted at the Great Panther Meeting will entitle the holder thereof to one vote on all matters to come before the Great Panther Meeting. This Notice of Meeting and the accompanying Management Information Circular are available on Great Panther’s website at www.greatpanther.com and on SEDAR at www.sedar.com.

The Great Panther Board unanimously recommends that Great Panther Shareholders vote FOR the Great Panther Scheme Resolution and the Name Change Resolution. Each member of the Great Panther Board will vote, or procure the voting of, all Great Panther Shares held by him or her in favour of the Great Panther Scheme Resolution and the Name Change Resolution.

If you are a registered holder of Great Panther Shares, in order to be valid and acted upon at the Great Panther Meeting, proxies must be received by Great Panther, c/o Computershare Investor Services Inc., the transfer agent of Great Panther, not later than 9:00 a.m. (Vancouver time) on February 7, 2019, or if the Great Panther Meeting is adjourned or postponed, no later than 48 hours (excluding weekends and statutory holidays in the Province of British Columbia)

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before the Great Panther Meeting is reconvened. Late proxies may be accepted or rejected by the chair of the meeting at his or her discretion and the chair of the meeting is under no obligation to accept or reject any particular late proxy. The deadline for the deposit of proxies may be waived or extended by the chair of the meeting at his or her discretion without notice. Proxies may be returned by: (a) mail in (i) the enclosed return envelope, or (ii) an envelope addressed to Computershare Investor Services Inc., 8th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, Attention: Proxy Department; or (b) fax at 1-866-249-7775 (toll-free in North America) or at 1-416-263-9524 (outside of North America). Registered holders may also vote their Great Panther Shares using a touch-tone telephone by calling 1 (866) 732-8683 (toll-free in North America) or (312) 588-4290 (outside of North America) or by the Internet at www.investorvote.com.

If you are a beneficial (non-registered) holder of the Great Panther Shares and receive these materials through a broker, bank, trust company or other intermediary or nominee, you must provide your voting instructions or complete, sign and return the voting instruction form in accordance with the instructions provided by your broker, bank, trust company or other intermediary or nominee well in advance of the Great Panther Meeting in order to have such Great Panther Shares voted at the Great Panther Meeting.

Your vote is very important, regardless of the number of the Great Panther Shares that you own. Whether or not you expect to attend in person, you should vote your Great Panther Shares or authorize a proxyholder to vote your Great Panther Shares as promptly as possible so that your Great Panther Shares may be represented and voted at the Great Panther Meeting.

Shareholder Questions

If you have any questions about the information contained in this Notice of Meeting and the accompanying Management Information Circular or if you require assistance with voting your Great Panther Shares, please contact Great Panther’s proxy solicitation agent, Laurel Hill Advisory Services, by telephone at 1 (877) 452-7184 toll-free in North America or at (416) 304-0211 for collect calls outside of North America or by email at assistance@laurelhill.com.

DATED at Vancouver, British Columbia, this 21st day of December, 2018.

BY ORDER OF THE BOARD OF DIRECTORS

(signed) “R.W. (Bob) Garnett”

R.W. (Bob) Garnett
Chair of the Board
Great Panther Silver Limited

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